UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Hanmi Financial Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

410495105

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410495105	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GWI Enterprise Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 410495105	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mu Hak You
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 410495105	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:
Hanmi Financial Corporation
Item 1(b).	Address of Issuer's Principal Executive Offices:
3660 Wilshire Boulevard Penthouse Suite A Los Angeles, California
Item2(a).	Name of Persons Filing:
This Schedule 13G is being filed on behalf of the following persons: (i) GWI Enterprise Ltd. (ii) Mu Hak You
Item 2(b).	Address of Principal Business Office or, if none, Residence:
(i) GWI Enterprise Ltd. Kings Court, Bay Street P.O. Box N-3944 Nassau, Bahamas
(ii) Mu Hak You c/o GWI Enterprise Ltd. Kings Court, Bay Street P.O. Box N-3944 Nassau, Bahamas
Item 2(c).	Citizenship:
(i) GWI Enterprise Ltd. - The Commonwealth of The Bahamas (ii) Mu Hak You - Republic of Korea
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001
Item2(e).	CUSIP Number:
410495105
Item 3.	If this Statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 410495105	Page 5 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	(i)	GWI Enterprise Ltd. - 0
	(ii)	Mu Hak You - 0

(b)	Percent of class:

	(i)	GWI Enterprise Ltd. - 0%
	(ii)	Mu Hak You - 0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

(1)	GWI Enterprise Ltd. - 0
(2)	Mu Hak You - 0

(ii)	Shared power to vote or to direct the vote:

(1)	GWI Enterprise Ltd. - 0
(2)	Mu Hak You - 0

(iii)	Sole power to dispose or to direct the disposition of:

(1)	GWI Enterprise Ltd. - 0
(2)	Mu Hak You - 0

(iv)	Shared power to dispose or to direct the disposition of:

	(1)	GWI Enterprise Ltd. - 0
	(2)	Mu Hak You - 0

Mr. Mu Hak You owns 99.52% of GWI Enterprise Ltd.

CUSIP No. 410495105	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 410495105	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2009

GWI ENTERPRISE LTD.

	By:	/s/ Mu Hak You Name: Mu Hak You Title: Director

/s/ Mu Hak You
MU HAK YOU

CUSIP No. 410495105	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) (the "Schedule 13G") with respect to the shares of Common Stock of Hanmi Financial Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of March 26, 2009.

GWI ENTERPRISE LTD.

By:	/s/ Mu Hak You Name: Mu Hak You Title: Director

/s/ Mu Hak You
MU HAK YOU